

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 26, 2018

Frank D. Bracken, III
Chief Executive Officer and Director
Lonestar Resources US Inc.
111 Boland Street, Suite 301
Fort Worth, TX 76107

> **Re:** **Lonestar Resources US Inc.**
> **Registration Statement on Form S-3**
> **Filed April 20, 2018**
> **File No. 333-224356**

Dear Mr. Bracken:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

John Reynolds
Assistant Director
Office of Natural Resources

cc: David J. Miller, Esq.
       Latham & Watkins LLP